SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                  For 14 June, 2007


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):






14 June 2007



Bank of Ireland - transfer of Bristol & West plc business to Bank of Ireland



Further to the announcement on 6 June 2007 in relation to Bristol & West's proposed banking business transfer scheme under Part VII of the Financial Services and Markets Act 2000 (the "Scheme"), the High Court in London has set a date of 17 September 2007 for the Court hearing to consider the Scheme. If approved by the Court, the Scheme is expected to complete in the fourth quarter of 2007. Further details about the Transfer and the Court process will be set out in an explanatory statement to be made available on Bank of Ireland's website at www.boi.com/bwtransfer, or on request (contact 0845 300 5607 or The Transfer Department, Bristol & West plc, One Temple Back East, Temple Quay, Bristol, BS1 6DX), from 20 June 2007.



/ends



Enquiries:-


Dan Loughrey, Head of Group Corporate Communications 00-353-1-604-3833






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date:  14 June, 2007